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                               July 9, 2021

       Ofer Gonen
       Chief Executive Officer and Director
       Cactus Acquisition Corp. 1 Limited
       4B Cedar Brook Drive
       Cranbury, NJ 08512

                                                        Re: Cactus Acquisition
Corp. 1 Limited
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 15,
2021
                                                            CIK No. 0001865861

       Dear Mr. Gonen:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted June 15, 2021

       Capitalization, page 77

   1. We note that you are offering 10,000,000 Class A ordinary shares as part of your initial public offering of
units, but only show 9,667,500 Class A ordinary shares subject to possible redemption in
your Capitalization table. Please tell us how you considered the guidance in ASC
480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be
classified outside of permanent equity if they are redeemable (1) at a fixed or determinable
price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the
occurrence of an event that is not solely within the control of the holder, in concluding that all
10,000,000 Class A ordinary shares were not required to be presented outside of permanent
equity and part of shares subject to possible redemption.
 Ofer Gonen
Cactus Acquisition Corp. 1 Limited
July 9, 2021
Page 2

       You may contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833 with any other questions.



                                                          Sincerely,
FirstName LastNameOfer Gonen
                                                          Division of
Corporation Finance
Comapany NameCactus Acquisition Corp. 1 Limited
                                                          Office of Real Estate
& Construction
July 9, 2021 Page 2
cc:       Ze   -ev D. Eiger
FirstName LastName